Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratio)

Nine Months Ended September 30,
2016
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$620,681
Loss from equity investee	4,306
Tax expense based on income	355,386
Fixed charges excluding subsidiary preferred stock dividends tax adjustment	310,698
Earnings available for fixed charges, as defined	$1,291,071
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$281,935
Estimated interest cost within rental expense	7,090
Amortization of net debt premium, discount, and expenses	16,841
Subsidiary preferred stock dividends	4,832
Adjust subsidiary preferred stock dividends to pretax basis	3,025
Total fixed charges, as defined	$313,723
Consolidated ratio of earnings to fixed charges	4.12